November 3, 2006

Ms. Joyce Sweeney
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Dear Ms. Sweeney:

Re:	Community West Bancshares
Form 10-K for the Fiscal Year ended December 31, 2005
File No. 000-23575

Enclosed are the Company’s responses related to your comment letter (SEC comments in bold) dated October 6, 2006.

Consolidated Statements of Cash Flows, page F-5

1.
We have reviewed your response to comment 1 of our letter dated July 21, 2006. Please confirm to us that in future filings you will present as operating activities the cash flows related to the origination/purchase and sales/securitization of mortgage loans for which you had the intent to sell or securitize when the loan was originated or purchased.

Company Response

We confirm that we will present cash flows relating to our mortgage loans originated for sale as operating activities. We commenced such cash flow presentation in the 10-Q for the quarter ended June 30, 2006.

Note 3 - Loan Sales and Servicing, page F-10

2.
We have reviewed your response to comment 2 of our letter dated July 21, 2006. Your response does not address how you account for the loan rate lock and the forward sale commitments and your basis for the accounting treatment. Please provide us with your proposed future disclosure that clearly describes how you determine when to record commitments to originate loans and the forward sale commitments as derivatives, whether you believe these commitments meet the definition of a firm commitment as defined in paragraph 540 of SFAS 133, and your basis for your accounting treatment.

Company Response

Since 1996, the Company has maintained correspondent relationships with third party Investors to purchase mortgage loans that meet their lending requirements. These Investors issue “best efforts” commitments to purchase these loans on an individual loan basis. In connection with our mortgage loan program, we periodically enter into rate lock agreements (normally for 30 days) with certain of our borrowers for which they are charged a fee. At the time we enter into a rate lock, we simultaneously enter into a corresponding “best efforts” forward sale commitment with our correspondent third party Investor. In general, the fee charged to the borrower represents the fair value of the rate lock at inception. This fee is recorded in Other Liabilities and generally equals the amount that is paid to the investor for the forward delivery contract. The Company believes that both the loan rate lock commitments and the forward sale commitments meet the definition of “firm commitments” as defined in paragraph 540 of SFAS No. 133, as amended. Accordingly, if material, such amounts are recorded at fair value on our balance sheet with changes in fair value recorded in earnings.

Given the optionality of the rate lock to the mortgagee and our own optionality on the best efforts forward sale commitment, the initial fair value of the rate lock is determined based on the fee charged to the borrower. Given the short-term nature of our commitment period, changes in the fair value of the derivatives are generally limited to situations where interest rates rise or fall subsequent to the date we enter into the commitment. With independent assistance, we have noted that a change in rates of, for example, 25 bps would result in a change in value of the derivative of approximately $10,000 per million of outstanding commitment. At December 31, 2005 and 2004, the Company had $8.1 million and $6.2 million, respectively, in outstanding mortgage loan rate lock and forward sale commitments. The rate changes for the 10-year bond (considered the base for the mortgage loans) for the last 30 days of 2005 and 2004 were decreases of 8 and 5 basis points, respectively. Accordingly, given the interest rate environment and the level of activity in our mortgage loan program, such amounts were deemed immaterial and not recorded. Had the amounts been recorded, Other Assets and Other Liabilities would have increased in the Company’s December 31, 2005 and 2004 Balance Sheets by approximately $25,000 and $12,000, respectively, with little or no Income Statement effect. We believe such amounts would be inconsequential to the financial statements.

3.
In addition, your disclosure that the offset of these two contractual agreements is a “perfect hedge” may suggest to readers that this is a hedging relationship accounted for pursuant to SFAS 133. Please provide us with your proposed future disclosure clarifying whether these are hedging relationships accounted for pursuant to SFAS 133 and why.

Company Response

We note and acknowledge that our prior disclosure could be confusing for certain readers. Given the immateriality of our mortgage program, we have questioned whether or not the disclosure is even warranted. However, we have revised our disclosure and will incorporate the following into our future filings.

Mortgage Loan Sales - From time to time, the Company enters into mortgage loan rate lock commitments (normally for 30 days) with potential borrowers. In conjunction therewith, the Company enters into a forward sale commitment to sell the locked loan to a third party investor. This forward sale agreement requires delivery of the loan on a “best efforts” basis but does not obligate the Company to deliver if the mortgage loan does not fund.

The mortgage rate lock agreement and the forward sale agreement qualify as derivatives under SFAS No. 133, as amended. The value of these derivatives is generally equal to the fee, if any, charged to the borrower at inception but may fluctuate in the event of changes interest rates. These derivative financial instruments are recorded at fair value if material. Although the Company does not attempt to qualify these transactions for the special hedge accounting afforded by SFAS No. 133, management believes that changes in the fair value of the two commitments generally offset and create an economic hedge. At December 31, 2005 and 2004, the Company had $8.1 million and $6.2 million, respectively, in outstanding mortgage loan rate lock and forward sale commitments, the impact of which was not material to the Company’s financial position or results of operations.

We believe this letter is responsive to your comments. Please do not hestitate to call (805-692-4409) if you have questions.

Very truly yours,

Charles G. Baltuskonis
Executive Vice President and Chief Financial Officer

cc:	William R. Peeples, Chairman of the Board of Directors and Audit Committee, Community West Bancshares
Lynda J. Nahra, President and Chief Executive Officer
Keith D. Lupton, Partner, Ernst & Young
Chris Harley, Securities and Exchange Commission